SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.___)

PACIFIC AIRPORT GROUP
(Name of Subject Company (Issuer))

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.
(Exact Name of Issuer as Specified in its Charter)
GRUPO MÉXICO, S.A.B. DE C.V.
(Offeror) (Names of Filing Persons (identifying status as offeror, issuer or other person))

Series B Shares, without par value, and American Depositary Shares (evidenced by American
Depositary Receipts), each representing 10 Series B Shares
(Title of Class of Securities)
026684609 (Series B Shares)
400506101 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Daniel Muñiz Quintanilla
Chief Financial Officer
Grupo México, S.A.B. de C.V.
Campos Elíseos No. 400
Colonia Lomas de Chapultepec
México City, México 11000
011-5255-1103-5000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Paola Lozano
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
(212) 735-3000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☑	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Below is an excerpt of an Earnings Release issued on October 28, 2011 by Grupo México, S.A.B. de C.V. (“GMéxico”).
THE TENDER OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS MATERIAL IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SERIES B SHARES (INCLUDING SERIES B SHARES UNDERLYING AMERICAN DEPOSITARY SHARES) OF GRUPO AEROPORTUARIO DEL PACíFICO, S.A.B. DE C.V., OR PACIFIC AIRPORT GROUP. AT THE TIME THE TENDER OFFER IS COMMENCED, GMéXICO WILL FILE A TENDER OFFER STATEMENT WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”). PACIFIC AIRPORT GROUP’S SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE TENDER OFFER DOCUMENTS WILL BE AVAILABLE FOR FREE AT THE SEC’S WEBSITE (HTTP://WWW.SEC.GOV) OR BY DIRECTING A REQUEST TO GMéXICO AT GRUPO MéXICO, CAMPOS ELÍSEOS NO. 400, COLONIA LOMAS DE CHAPULTEPEC, MÉXICO CITY, MÉXICO 11000.

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Public Offering for Grupo Aeroportuario del Pacífico (GAP).- In June, 2011, GMéxico announced its intention to acquire over 30% of the capital stock of GAP. As required by law, GMéxico submitted its application for approval by the CNBV of a tender offer (oferta pública de adquisición or “OPA”) for up to 100% of the shares of GAP. GMéxico has not received CNBV approval.
The controlling shareholders, who hold 15% of the capital stock of GAP, have filed judicial requests to prevent administrative acts (demandas de amparo). These claims impede compliance with the applicable OPA regulations and seek to validate the bylaws of GAP that restrict the acquisition and voting of capital stock of GAP in excess of 10%, all to the detriment of the minority shareholders.
In the event we receive CNBV approval, GMéxico would make the tender offer for up to $50 pesos per share, or a lower value, depending on market conditions and the financial and operating results of GAP. If the CNBV does not autorize the OPA, GMéxico may consider selling all of its interest.
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